September 25, 2009

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Adaptec, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 23, 2009

File No. 000-15071

Ladies and Gentlemen:

Adaptec, Inc. (“Adaptec” or the “Company”) is responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2009, with respect to Amendment No. 2 to the Preliminary Proxy Statement referenced above (the “Comments”). For your convenience, we are sending a copy of this letter and the Schedule 14A in the traditional non-EDGAR format, including a version that is marked to show changes. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Revised Schedule 14A

Cover Page

1.	We note that your statements on page 1 that the “Company’s stockholders should have serious concerns about the motives of the Steel Directors” and that the Steel Directors would not be in a position to independently review the Company’s strategic options implies that the Steel Director nominees will not fulfill their fiduciary duties as to the Company’s shareholders. You must avoid statements that directly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.

The Company acknowledges the Staff’s comment and, after discussions with the Staff, has revised the referenced language to read as follows: “The Steel Group would like you to believe that the Steel Directors would be able to oversee the Company’s business and pursue the best interests of the Company’s stockholders free from conflicts of interest.

However, the Committee believes that the Company’s stockholders should have serious concerns about whether the interests and goals of the Steel Group, a minority stockholder, may diverge significantly from the interests and goals of the entire group of Adaptec stockholders as a whole. This concern may be compounded by the failure of the Steel Group to provide a clear and concrete path as to how the Steel Group intends to realize value for your investment in the Company.”

* * * *

Please do not hesitate to call me at (650) 843-5049 if you have any questions or if we can provide any additional information.

Sincerely,

/s/ Eric C. Jensen
Eric C. Jensen

cc:	Sundi Sundaresh, Adaptec, Inc.

Nancy Wojtas, Cooley Godward Kronish LLP

Erik Edwards, Cooley Godward Kronish LLP